Exhibit 99.1

Pembina Pipeline Corporation Announces Closing of $250 Million Preferred Share Offering and Declares Initial Dividend

All financial figures are in Canadian dollars, unless otherwise noted.

CALGARY, Jan. 16, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it has closed its previously announced public offering of 10,000,000 cumulative redeemable rate reset class A preferred shares, series 5 (the "Series 5 Preferred Shares") for aggregate gross proceeds of $250 million (the "Offering").

The Offering was announced on January 7, 2014 when Pembina entered into an agreement with a syndicate of underwriters. Due to strong investor demand, the size of the Offering was increased from an originally proposed offering of 6,000,000 Series 5 Preferred Shares plus an underwriters' option to purchase up to an additional 2,000,000 Series 5 Preferred Shares (for aggregate gross proceeds of $200 million assuming the underwriters' option had been exercised in full).

Proceeds from the Offering will be used to partially fund Pembina's 2014 capital expenditure program, including capital expenditures relating to Pembina's current expansion and growth projects, to reduce indebtedness under the Company's credit facilities, and for general corporate purposes of the Company and its affiliates.

The Series 5 Preferred Shares will begin trading on the Toronto Stock Exchange today under the symbol PPL.PR.E.

Pembina's Board of Directors also declared an initial dividend of $0.1507 per Series 5 Preferred Share for the period from January 16, 2014 to February 28, 2014 which is payable on March 1, 2014 to shareholders of record at the close of business on February 1, 2014.

Future dividends on the Series 5 Preferred Shares are expected to be $0.3125 quarterly, or $1.25 per share on an annualized basis, payable on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to but excluding June 1, 2019.

All of Pembina's dividends are designated "eligible dividends" for Canadian income tax purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Series 5 Preferred Shares in any jurisdiction. The Series 5 Preferred Shares to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any state securities laws, and may not be offered or sold within the United States.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil and diluent pipelines; gas gathering and processing facilities; and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "to be", "expects", "projects" and similar expressions.

In particular, this news release contains forward-looking statements and information relating to the planned use of proceeds and information relating to future dividends which may be declared on Pembina's Series 5 Preferred Shares. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document, including: that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); and that Pembina's businesses will continue to achieve sustainable financial results.  In respect of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment, including the continued designation of dividends on Pembina's shares as "eligible dividends" under the Income Tax Act (Canada); fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2012, which can be found at www.sedar.com. The intended use of the net proceeds of the offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com

CO: Pembina Pipeline Corporation

CNW 08:59e 16-JAN-14